100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

January 24, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:   Anu Dubey, Division of Investment Management

Re:	Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Post-Effective Amendment No.119

Dear Ms. Dubey:

Thank you for your telephonic comments on December 21, 2018 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Equity Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2018. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on January 28, 2019.

Comment 1.     Page 1, Fee and Expenses, second paragraph. Please move the referenced disclosure to the performance section of the prospectus as it not properly Item 4(a) disclosure.

Response 1.   We have made the requested change.

Comment 2.     Page 1, Fee Table, footnote (d). Please revise the footnote to include information as to who can terminate the expense reimbursement arrangements and under what circumstances.

Response 2.   The contractual arrangements are in place as described through the contractual period and may not be terminated. The footnote as filed indicates that following the contractual period the adviser may discontinue the expense reimbursement arrangements at any time. We believe this disclosure accurately describes the termination right and therefore have made no changes in response to this comment.

Comment 3.     Page 1, Fee Table, footnote (d). Please add to the footnote the conditions under which recoupment may occur (as described on page 7).

Response 3.   We have added the requested disclosure.

Comment 4.     Page 2, Principal Investment Strategies, first sentence of second paragraph. If the convertibles described include contingent convertibles (CoCos), identify them here and add appropriate risk disclosure.

Response 4.    We have confirmed that the fund does not currently intend to invest in contingent convertible securities. We have therefore made no changes in response to this comment.

Securities distributed by VP Distributors, LLC

Comment 5.     Page 2, Principal Investment Strategies, second paragraph, third sentence. As to the description of medium capitalization companies as being those having capitalizations of $2 billion to $25 billion, the Staff believes the lower end of this range more appropriately describes small capitalization companies. Please either raise the cap range description or add small-cap investing as a strategy and associated risk disclosure.

Response 5.   We have revised the market capitalization range to be $5 billion to $25 billion, which we believe appropriately reflects industry standards for medium capitalization companies.

Comment 6.     Page 2, Principal Investment Strategies, second paragraph, fifth sentence. With respect to the statement that the fund may from time to time be invested “in only a few countries and one or a few regions,” if the predecessor fund is currently significantly invested in a particular region or country, please identify in this section and add associated risk disclosure.

Response 6.   The predecessor fund is not currently significantly invested in a particular region or country. We have therefore made no changes in response to this comment.

Comment 7.     Page 2, Principal Investment Strategies, second paragraph, sixth sentence. With respect to the statement that the fund may from time to time have “significant positions in particular sectors, including the Information Technology sector,” please add appropriate Information Technology Sector risk disclosure.

Response 7.    Since it is not currently anticipated that the fund will be significantly invested in any particular sector, including the Information Technology sector, we have removed that reference to the Information Technology sector. Accordingly, we have not added risk disclosure relating to the Information Technology Sector, or any other specific sector.

Comment 8.     Page 3, Principal Risks. In the first paragraph under Principal Investment Strategies, the last sentence mentions investments in frontier markets. Please add appropriate risk disclosure to the Principal Risks section.

Response 8.   We have determined that the fund does not intend to invest in frontier markets as a principal investment strategy. We have therefore removed the reference to frontier markets in the referenced paragraph and have not added a frontier markets risk factor.

Comment 9.     Page 4, Performance Information. Please provide details of the earlier predecessor fund, such as if it was a separate account or an unregistered offering. Please indicate whether you are relying on the Mass Mutual no-action letter for including the past performance of the earlier predecessor fund. If the earlier predecessor fund was not registered, please provide the information required under the Mass Mutual no-action letter.

Response 9.   The earlier predecessor fund was an open-end management investment company having the same investment objective, policies, guidelines and restrictions, and was subject to the same restrictions under the 1940 Act and the Tax Code, as the fund and the Predecessor Fund.

Comment 10.     Page 5, Average Annual Total Return Table. In the parentheticals for the indices in the performance table, add that no deductions are made for taxes, as required under Item 4 of Form N-1A.

Response 10.  We have revised the parentheticals to read: “(reflects no deduction for fees, expenses or taxes).”

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Comment 11.     Page 8, Principal Investment Strategies, third paragraph. With respect to the statement that the fund may invest cash balances in other investment companies, and in light of AFFE being included in the fee table, consider whether investments in other funds is a principal investment strategy and whether it should be included in the summary section of the prospectus.

Response 11.  We have determined that the fund’s investments in other investment companies is not a principal investment strategy and have removed the referenced disclosure from this section, as well as the “Mutual Fund Investing Risk” from the Principal Risks section of the summary section of the prospectus.

Comment 12.     Page 18, Class A Shares. Regarding the statement that a CDSC may be imposed on certain redemptions, the Staff would expect that the CDSC would only be applied in instances where no front-end sales charge has been paid. Please add disclosure to clarify.

Response 12.  The CDSC is charged only on certain purchases of $1,000,000 or more of Class A Shares that are redeemed within 18 months of purchase; no front-end sales load is applied to purchases of $1,000,000 or more. We have added the requested disclosure.

Comment 13.     Page 21, Sales at Net Asset Value, item (15). Please identify by name the brokerage firms having such arrangements. If the arrangements described here are those described more fully in “Appendix A,” please provide a cross-reference.

Response 13.  We have added the requested cross-reference to Appendix A.

Comment 14.     Page 28, How to Sell Shares. Regarding the description of the amount of time redemption proceeds may be held for purchase payments to clear, please remove “or more” as this statement should describe the maximum delay and such time is not permitted to exceed 15 days. (Please reference the ICI no-action letter dated May 3, 1975.)

Response 14.  We have removed the phrase “or more” from the referenced sentence.

Comment 15.     Page 29, Account Policies, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response 15.  Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 16.     Page 34, Financial Highlights. Please correct the first sentence to read “financial information” instead of “performance.”

Response 16.  We have made the requested correction.

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Comment 17.     SAI page 39, “Mortgage Pass-through Securities, fifth paragraph, first sentence. Please revise to state that these are counted for determining industry concentration, or delete the first sentence and use the second sentence to describe how the funds determine industry concentration.

Response 17.  We will amend and restate the first two sentences of the referenced paragraph as follows: “The Funds will consider the assets underlying privately-issued, mortgage-related securities, and other asset-backed securities, when determining the industry of such securities for purposes of the Funds’ industry concentration restrictions set forth in the ‘Investment Restrictions’ section of this SAI, and as a result such securities may not be deemed by the Funds to represent the same industry or group of industries.

Comment 18.     SAI Page 45, Credit Default Swap Agreements, second paragraph, last three sentences. Please revise the statement regarding CDX to indicate that the fund will segregate at the full notional amount. In the alternative, explain how this coverage of CDX is consistent with applicable law and guidance.

Response 18. The first two referenced sentences presently state that a fund will segregate the notional value of the underlying credit when selling protection on an individual credit default swap. With respect to the CDX that a fund sells, we believe that the amount owed by the fund on a daily mark-to-market basis represents assets sufficient to cover the fund’s potential exposure. We are not aware of applicable law or guidance requiring the segregated amount to exceed the fund’s potential exposure. Therefore, we have made no changes in response to this comment.

Comment 19.     SAI Page 63, Investment Restriction #2. Please revise to indicate that funds will consider the underlying holdings for purposes of the concentration policy.

Response 19.  We have added the following disclosure below the list of fundamental investment policies: “With respect to investment limitation (2) above, when selecting investments for the Fund, the Subadviser will consider the concentration policy of any exchange-traded fund (“ETFs”), mutual funds and closed-end funds. For purposes of determining the amount of each Fund's assets invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of related industries, the Fund will look through to the securities held by an affiliated mutual fund in which the Fund invests; however, as of the date of this SAI the Fund will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.”

Comment 20.     SAI Page 71, Leadership Structure and Board of Trustees. Please update references to number of committee meetings for the most recently completed fiscal year.

Response 20.  We have updated the referenced disclosure.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin Carr

Kevin Carr

cc:	Ann Flood

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